December 20, 2021

VIA EDGAR TRANSMISSION

Ms. Brittany Ebbertt/Ms. Kathleen Collins

Staff Accountant/Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Atento S.A. Form 20-F for Fiscal Year Ended December 31, 2020 File No. 001- 36671

Dear Ms Ebbertt and Ms. Collins:

Atento S.A. (the “Company”) hereby submits this response to the comment letter dated December 8, 2021 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 20-F. For your convenience, we have restated below the Staff’s comment in bold, followed by the Company’s response.

Form 20-F for the year ended December 31, 2020

Notes to the Consolidated Financial Statements Note 22 - Revenue and Expenses, page F-62

1. Please revise to describe the nature of the various services or performance obligations you offer in contracts with customers. Also address the timing of revenue recognition and typical payment terms and how that relates to the satisfaction of the performance obligations. Finally, if you offer contracts with multiple performance obligations, address how you allocate the transaction price. Refer to guidance in IFRS 15.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that management has reviewed the Company’s disclosure of its revenue recognition policy in light of the guidance in IFRS 15. As a result of this review, the Company will revise its disclosure in future filings to:

•	Disclose that the only performance obligation in its contracts with customers is to render customer relationship management and business process (“CRM BPO”) services.
•	Disclose that revenue from contracts with customers is recognized over time as services are rendered considering the customer simultaneously receives and consumes the benefits of the Company’s performance obligation as the Company satisfies its performance obligation.
•	Disclose the significant payment terms of contracts with customers, which averages 66 days after monthly invoices for services rendered as well as disclose that in determining the transaction price for the services, and that the Company considers the effects of variable consideration.

Most of the Company’s contracts with customers include both fixed and variable amounts of consideration. The Company estimates the amount of consideration to which it will be entitled in exchange for service rendered to the customer. The variable consideration included in its contracts are service level agreements and performance bonusses.

Note 23 - Segment Information, page F-66

2. You state that the CODM uses EBITDA and Adjusted EBITDA to measure the segment's operating performance; however, you appear to present only EBITDA. Please explain your reference to Adjusted EBITDA here. Also, tell us why you include segment operating profit and segment profit for the year in the tabular disclosures. In this regard, if the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Please tell us your consideration to disclose only one measure of segment profit or loss. Refer to IFRS 8.26. Lastly, revise to reconcile the total of your reportable segments' measure of profit or loss to the entity's profit or loss pursuant to IFRS 8.28(b).

Response:

The Company acknowledges the Staff’s comment and advises the Staff that management has reviewed the Company’s segment disclosures in its financial statements. The CODM previously used EBITDA and Adjusted EBITDA to measure segment operating performance, but EBITDA and Adjusted EBITDA have been the same since 2018 because no adjustments have been made to EBITDA after 2017. The references to segment operating profit and segment profit for the year were included as part of a reconciliation to the Company’s profit or loss on a segment-by-segment basis rather than a reconciliation of the total of the segments’ EBITDA to the Company’s profit or loss. Segment operating profit and segment profit for the year are not measures of segment operating performance used by the CODM. As a result of its review of the Company’s segment disclosures, the Company will revise its disclosure in future filings to:

•	Clarify the CODM uses EBITDA as the only measure of a segment’s operating performance.
•	Remove references to segment Adjusted EBITDA throughout the F-pages.
•	Remove from the tabular disclosures references to segment operating profit and segment profit for the year.
•	Reconcile the total of the segments’ EBITDA to the Company’s consolidated profit or loss before income tax.

3. We will consider further your response to the previous comment and the impact it may have on your disclosures in the forepart of the filing. In this regard, you present various segment measures in the table on page 56 and elsewhere throughout the filing, such as segment operating profit/(loss), profit/(loss) for the year, EBITDA and Adjusted EBITDA, some of which may be considered non-IFRS measures.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that management has reviewed the Company’s segment disclosures in its management, discussion and analysis and other parts in the forepart of its filings. As a result of this review, the Company will revise its disclosure in the forepart of future filings to:

•	Remove references to segment operating measures other than EBITDA, including removing references to segment operating profit/(loss), segment profit/(loss) for the year and segment Adjusted EBITDA.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Jose Antonio de Souza Azevedo

Jose Antonio de Souza Azevedo

Chief Financial Officer

Atento S.A.